CM

X9 8/23

06008942

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 AND ENDING 06/30/06
MM/DD/YYY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNITED EQUITY SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)
10700 RICHMOND AVENUE, SUITE 315
(No. and Street)

HOUSTON	TX	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM PARK 713-587-0608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE, SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED
JAN 03 2007
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

SEC MAIL RECEIVED PROCESSING
AUG 23 2006
WASH. D.C. 209 SECTION

Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

CH 8/28

OATH OR AFFIRMATION

I, WILLIAM PARK ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNITED EQUITY SECURITIES, LLC , as of JUNE 30 , 20 06 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

TREY FRUGE
Notary Public, State of Texas
My Commission Expires
May 23, 2010

Signature

MEMBER
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED EQUITY SECURITIES, LLC
FINANCIAL STATEMENTS
JUNE 30, 2006

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Sole Member of
United Equity Securities, LLC

We have audited the accompanying statement of financial condition of United Equity Securities, LLC as of June 30, 2006 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Equity Securities, LLC as of June 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry D. Liberfarb, P.C.

Norwood, Massachusetts
August 11, 2006

UNITED EQUITY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

ASSETS

Cash	$	18,884
Receivable from broker-dealers and clearing organizations		2,960
Other assets		504
	$	22,348

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	13,339
Member's equity:		
Capital		9,009
	$	22,348

The accompanying notes are an integral part of these financial statements.

UNITED EQUITY SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2006

Revenues:	
Commissions	$ 212,040
Other income	14
	212,054
Expenses:	
Employee compensation and benefits	130,450
Commissions	44,542
Other expenses	17,956
	192,948
Net income	$ 19,106

The accompanying notes are an integral part of these financial statements.

UNITED EQUITY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2006

Balance at July 1, 2005	$ -
Capital contributions	10,300
Net income	19,106
Capital withdrawals	(20,397)
Balance at June 30, 2006	$ 9,009

The accompanying notes are an integral part of these financial statements.

UNITED EQUITY SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2006

Cash flows provided by operating activities:	
Net income	$ 19,106
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in operating assets	
Increase in Receivable from broker-dealers	(2,960)
Increase in Other assets	(504)
Increase (Decrease) in operating liabilities	
Increase in Accounts payable, accrued expenses	13,339
Total adjustments	9,875
Net cash provided by operating activities	28,981
Cash flows from investing activities:	
None	-
Cash flows used for financing activities:	
Capital contributions	10,300
Capital withdrawals	(20,397)
	(10,097)
Increase in cash	18,884
Cash at beginning of the year	-
Cash at end of the year	$ 18,884
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

UNITED EQUITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:
The Company is a Texas limited liability company formed in 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD).

Income Taxes
Taxable income (or losses) are passed through to the sole member of the company, and not taxed at the company level. Therefore, no provision or liability for federal income taxes is required in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company utilizes office space, shares telephone service, and receives consulting services from its sole member United Equity Group, LLC, (UEG). The related party did not charge for these services for the fiscal year ending June 30, 2006. At June 30, 2006 there was no balance owed to the related party. Since the Company is a 100% subsidiary of UEG, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 3 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $8,505 at June 30, 2006, which exceeds required net capital of $5,000 by $3,505. The ratio of aggregated indebtedness to net capital at June 30, 2006 was 1.57 to 1.